

File N° 82-4944



From : Véronique Gillet
Essilor International
147, rue de Paris
94227 Charenton Cedex
France
Tel : 33 1 49 77 42 16
Fax : 33 1 49 77 43 24

July 21, 2005

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

Re: ESSILOR INTERNATIONAL/ exemption pursuant to Rule 12g3-2(b)

To whom it may concern:

This letter is provided to the Securities and Exchange Commission in order to update the Essilor file.

Please find enclosed our French and English latest press release.

Sincerely,

P/o [signature]

Véronique Gillet
VP, Investor Relations

Encl.: Half year 2005 Sales

dlw 7/25



COMMUNIQUE

7,9 % de croissance hors change au 1er semestre
Forte reprise de l'activité en Europe au cours du 2ème trimestre
Nouvelles acquisitions

Charenton-le-Pont (21 juillet 2005) – Au 30 juin, le chiffre d'affaires consolidé d'Essilor, numéro un mondial de l'optique ophtalmique, s'établit comme suit :

en millions d'euros	**1er sem. 2005 IFRS**	1er sem. 2004 IFRS	Variation publiée	**Variation hors effet de change**
Chiffre d'affaires consolidé	**1 182,6**	1 108,3	+ 6,7 %	**+ 7,9 %**

L'écart entre le chiffre d'affaires publié du 1er semestre 2004 (qui s'élevait à 1 134 millions d'euros) et le chiffre d'affaires semestriel 2004 équivalent IFRS retraité provient principalement de la déduction, selon les normes IFRS, des escomptes de règlements et des commissions commerciales.

Le groupe enregistre un très bon deuxième trimestre avec une croissance homogène de ses ventes de +8,1%, ce qui porte celle du semestre à + 4,7 %. L'Europe, comme nous l'anticipions, s'est nettement redressée ; les autres régions continuent sur leur lancée. Il convient de rappeler que la base de comparaison avec le premier semestre 2004 était haute.
L'activité a bénéficié du lancement de nouveaux produits. Parmi les plus significatifs, la nouvelle gamme de verres photochromiques Transitions® a été lancée en matériaux à hauts indices dans toutes les régions du monde. Le traitement anti-reflet, anti-salissure Crizal® Alizé™ a été proposé en Asie et enfin, Varilux® Ellipse™ (verre progressif pour petites montures) s'est déployé dans le monde entier.

L'effet de périmètre (+ 3,2 %) recouvre, pour la plus grande partie, les acquisitions effectuées en cours d'année 2004 ainsi que les premières acquisitions de 2005 (notamment Vision-Craft Inc. et Midland Optical aux Etats-Unis).

L'effet de change reste négatif mais se réduit de manière significative au 2ème trimestre pour atteindre - 1,1 % au 30 juin. Cette tendance est principalement due à la remontée du dollar américain face à l'euro.



Chiffre d'affaires par région (normes IFRS) :

en milliers d'euros	**1er semestre 2005**	1er semestre 2004	Variation publiée	Croissance en base homogène (*)
Europe	**563 153**	541 242	+ 4 %	+ 2 %
Amérique du Nord	**490 448**	457 176	+ 7,3 %	+ 5,9 %
Asie-Océanie	**94 872**	84 364	+ 12,5 %	+ 10,9 %
Amérique latine	**34 173**	25 529	+ 33,9 %	+ 19,6 %

(*) à structure et taux de change comparables

Toutes les régions ont contribué à cette dynamique de croissance :

- L'Europe, après un premier trimestre morose (- 3,4 % en base homogène), a réalisé un excellent deuxième trimestre avec un redressement très net de ses principaux marchés et un retour de l'Allemagne à des niveaux d'activité normaux.
- L'Amérique du Nord a confirmé un bon rythme de croissance tout au long du semestre, particulièrement au niveau de l'activité des laboratoires de prescription aux Etats-Unis.
- La progression des ventes a été forte en Amérique latine et en Asie-Océanie, notamment en Inde et en Chine. La hausse du real brésilien par rapport au premier semestre 2004 est à l'origine d'un effet de change positif de 14,3 % sur le chiffre d'affaires de l'Amérique latine.

Perspectives 2005

Après une accélération prévisible de son activité au deuxième trimestre, soutenue par la qualité de son mix produit, Essilor a pu réaliser à fin juin une progression encourageante de ses ventes. Cette performance permet au groupe d'envisager avec confiance la deuxième partie de l'année.

Essilor poursuit sa stratégie de croissance externe

BBGR, filiale d'Essilor, a finalisé l'acquisition de son distributeur italien ATR MEC Optical et franchit ainsi une nouvelle étape dans sa stratégie visant à renforcer sa présence sur les principaux marchés européens.

Société familiale créée en 1984, ATR MEC Optical emploie une centaine de personnes et commercialise la gamme des verres BBGR depuis plus de 5 ans. Le chiffre d'affaires d'ATR MEC Optical s'élevait à près de 11 millions d'euros en 2004. ATR MEC Optical dispose également de deux laboratoires de prescription, situés à Milan et à Rome. Ses clients sont principalement des opticiens indépendants et des groupements d'achats. ATR MEC Optical conservera son équipe de direction actuelle. Cette acquisition va permettre à BBGR de devenir un acteur complet sur le marché italien.



Essilor of America, filiale d'Essilor aux Etats-Unis, vient de prendre des participations majoritaires dans deux laboratoires de prescription, distributeurs de la marque Varilux®.

- **Jorgenson Optical Supply Company**, situé près de Seattle, dans l'Etat de Washington, a réalisé en 2004 un chiffre d'affaires de 7,6 millions de dollars et emploie 55 personnes.

Cette acquisition va permettre au groupe d'améliorer son service aux opticiens/optométristes dans cet Etat où il n'était pas encore présent.

- **Optical One**, dont le chiffre d'affaires s'élevait à 8,6 millions de dollars (clôture à mars 2005), est implanté dans l'Ohio. Optical One, qui emploie 53 personnes, viendra renforcer la présence d'Essilor dans cette région, en complément de Select Optical, acquis en 2004.

Par ailleurs, Essilor vient d'obtenir **l'accord des autorités américaines de la concurrence pour l'acquisition, déjà annoncée le 8 juin dernier, de l'activité verres ophtalmiques de The Spectacle Lens Group**, division de Johnson & Johnson Vision Care, Inc. L'acquisition devrait être finalisée dans les jours qui viennent.

Essilor étend son réseau de laboratoires de prescription en Inde.

Essilor a pris une participation majoritaire dans **Delta Lens Private Limited**, laboratoire de prescription situé à Mumbai (ex-Bombay), dont le chiffre d'affaires atteint près de 2 millions de dollars. Delta Lens est présent sur le segment haut de gamme du marché. Réputé pour la qualité de son service, Delta Lens conservera son équipe de direction actuelle. Après l'acquisition de Vijay Vision en 2004, Essilor continue ainsi d'étendre son réseau de laboratoires de prescription à Mumbai, une des villes les plus importantes du continent indien.

Prochain rendez-vous 2005

Résultats du 1er semestre : 8 septembre.

Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Airwear® et Essilor®, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents. L'action Essilor est cotée sur le marché Euronext à Paris et fait partie de l'indice CAC 40.
Codes : ISIN : FR 0000121667 ; Reuters : ESSI.PA ; Bloomberg : EF FP.

Relations Investisseurs et Communication Financière
Tél. : 01 49 77 42 16
www.essilor.com



PRESS RELEASE

First-Half Sales Up 7.9% At Constant Exchange Rates
Sharp Upturn in Business in Europe In the 2nd Quarter
New Acquisitions

Charenton-le-Pont, France (July 21, 2005) -- Essilor, the world leader in ophthalmic optics, today announced its consolidated sales for the six months ended June 30, 2005:

In € millions	**June 30, 2005 IFRS**	June 30, 2004 IFRS	% Change reported	**% Change excl. currency effect**
Consolidated sales	**1,182.6**	1,108.3	+ 6.7%	**+7.9%**

The decrease in first-quarter 2004 sales under IFRS compared with the reported French GAAP figure of €1,134 million primarily reflects the fact that under IFRS, cash discounts granted to customers and certain sales commissions are deducted from sales.

Essilor had a very good second quarter, when sales increased by a like-for-like 8.1% and lifted growth for the half to 4.7%. As expected, sales recovered vigorously in Europe, while remaining on an upward trend in other regions. In addition, prior-year comparatives were high.
Sales growth was supported by new product launches during the period, including the worldwide introduction of a new line of Transitions® photochromic lenses in high-index materials, the Asian launch of the Crizal® Alizé™ anti-reflective, smudge resistant coating and the global launch of the Varilux® Ellipse™ small-frame progressive lens.

Changes in the scope of consolidation, which added 3.2% to reported growth, mostly concerned the companies acquired in 2004 and in early 2005 (notably Vision-Craft Inc. and Midland Optical in the United States).

The currency effect remained negative, but significantly eased during the second quarter to just 1.1% as of June 30, primarily as a result of the dollar's renewed strength against the euro.



Sales by region (IFRS):

In € thousands	**June 30, 2005**	June 30, 2004	Reported change	Like-for-like change*
Europe	**563,153**	541,242	+4.0%	+2.0%
North America	**490,448**	457,176	+7.3%	+5.9%
Asia-Pacific	**94,872**	84,364	+12.5%	+10.9%
Latin America	**34,173**	25,529	+33.9%	+19.6%

**Constant scope of consolidation and exchange rates*

All of the regions contributed to growth for the period:

- After a lackluster first quarter, when sales declined a like-for-like 3.4%, operations in Europe reported an excellent second quarter, with a sharp upturn in the main country markets and a return to normal business levels in Germany.
- Operations in North America continued to enjoy sustained growth throughout the first half, particularly the US prescription laboratories.
- Sales rose sharply in Latin America and in the Asia-Pacific region, with an especially good performance in India and China. The stronger Brazilian real compared with first-half 2004 increased reported Latin American sales by 14.3% for the period.

Full-year outlook

Thanks to the expected faster growth in business in the second quarter, which was led by the quality of the Group's product mix, Essilor has reported an encouraging increase in sales for the first six months of 2005. This performance means that the Group can look forward to the second half of the year with confidence.

New Acquisitions

The BBGR subsidiary has finalized the acquisition of its Italian distributor, ATR MEC Optical, taking to the next level its strategy of expanding its presence in the leading European country markets.

A family-owned business started in 1984, ATR MEC Optical began marketing the BBGR lens range more than five years ago. In 2004, it reported nearly €11 million in sales, with around one hundred employees. The company, which also has two prescription laboratories in Milan and Rome, primarily serves independent opticians and buying groups. It will keep its current management team. The acquisition will enable BBGR to become an integrated player in the Italian market.


ESSILOR

Essilor of America has acquired majority interests in two prescription laboratories that distribute Varilux® products.

- **Jorgenson Optical Supply Company**, located near Seattle, Washington, has 55 employees and reported $7.6 million in sales in 2004. The acquisition will enable the Group to improve its services to opticians and optometrists in Washington, where it previously did not have any operations.
- **Optical One**, which had sales of $8.6 million in the fiscal year ended March 31, 2005, is based in Ohio and has 53 employees. It will strengthen Essilor's presence in the region alongside Select Optical, which was acquired in 2004.

In addition, Essilor has received **the approval necessary from the U.S. Federal Trade Commission to complete the acquisition, previously announced on June 8, 2005, of the ophthalmic lens business of The Spectacle Lens Group** division of Johnson & Johnson Vision Care, Inc. Essilor expects to complete the acquisition in the next few days.

Essilor extends its prescription laboratory network in India.

Essilor has acquired a majority stake in **Delta Lens Private Limited**, a prescription laboratory based in Mumbai (formerly Bombay), with sales of nearly $2 million. Delta Lens is recognized for its service excellence and is present in the high-end segment of the market. Delta Lens will maintain its current management team. This complements Essilor's laboratory presence in the important Mumbai market started with the acquisition of Vijay Vision in 2004.

Next earnings release

First-half 2005 earnings: September 8.

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Airwear® and Essilor® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide. The Essilor share trades on the Euronext Paris market and is part of the benchmark CAC 40 index (ISIN: FR 0000121667; Reuters: ESSI.PA; Bloomberg: EF FP).

Investor Relations and Financial Communication
Phone: + 33 (0)1 49 77 42 16
www.essilor.com